Ashok W. Mukhey Direct Phone: +1 310 734 5291 Email: amukhey@reedsmith.com	Reed Smith LLP 1901 Avenue of the Stars Suite 700 Los Angeles, CA 90067-6078 +1 310 734 5200 Fax +1 310 734 5299 reedsmith.com

June 11, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Franklin Wyman

Jeanne Baker

Dillon Hagius

Irene Paik

Re:	Caribou Biosciences, Inc.

Draft Registration Statement on Form S-1

Confidentially submitted on May 7, 2021

CIK No. 0001619856

Ladies and Gentlemen:

On behalf of our client, Caribou Biosciences, Inc., a Delaware corporation (the “Company”), we are hereby submitting to the U.S. Securities and Exchange Commission (the “Commission”), on a confidential basis, a revised draft Registration Statement (the “Registration Statement”) on Form S-1 (the “Submission No. 2”) pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company previously submitted a draft Registration Statement on Form S-1 on a confidential basis under the JOBS Act on May 7, 2021 (the “Draft Submission”). Submission No. 2 reflects certain changes to the Draft Submission, including the Company’s responses to the comment letter to the Draft Submission from the staff of the Commission (the “Staff”) dated June 2, 2021. For your convenience, we are providing by separate email a courtesy copy of Submission No. 2 that has been marked to show changes from the Draft Submission, as well as copy of this letter.

For ease of review, we have set forth below the numbered comments of your letter in bold type followed by the Company’s response thereto.

June 2, 2021 Staff Comment Letter

Prospectus Summary

Overview, page 1

1.

Your statements that your allogeneic CAR-T cell therapies have “best-in-class” potential imply the likelihood of regulatory approval and comparisons to other products and product candidates. The statements are speculative in light of their regulatory status. Please remove the “best-in-class” references.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 8, 97, 120, 127, and 144 of the Registration Statement to remove this language.

ABU DHABI ◆ ATHENS ◆ AUSTIN ◆ BEIJING ◆ BRUSSELS ◆ CENTURY CITY ◆ CHICAGO ◆ DALLAS ◆ DUBAI ◆ FRANKFURT ◆ HONG KONG

HOUSTON ◆ KAZAKHSTAN ◆ LONDON ◆ LOS ANGELES ◆ MIAMI ◆ MUNICH ◆ NEW YORK ◆ PARIS ◆ PHILADELPHIA ◆ PITTSBURGH ◆ PRINCETON

RICHMOND ◆ SAN FRANCISCO ◆ SHANGHAI ◆ SILICON VALLEY ◆ SINGAPORE ◆ TYSONS ◆ WASHINGTON, D.C. ◆ WILMINGTON

U.S. Securities and Exchange Commission June 11, 2021 Page 2

2.	Please make the following changes to your pipeline table:

•	Include all clinical stages that must be completed before commercialization (i.e., add columns for Phases 2 and 3).

•

We note the table entitled “Programs under AbbVie collaboration” with “undisclosed” targets that are only discussed briefly in your description of your collaboration and license agreement with AbbVie. To the extent these are material programs, disclose the targets and provide descriptions of these programs. Otherwise, please remove them from the table or explain the basis for your belief that they are material and should be included in your pipeline table.

•

Please explain what is involved in “lead optimization” and why you believe this is a separate and distinct development phase, as opposed to part of the discovery phases. While we will consider your response, we do not currently believe that the lead optimization is distinct from the discovery phase and should thus be depicted under the discovery column. A textual discussion of the program is likely a more appropriate place to make distinctions regarding different segments within a particular phase.

Response: The Company has revised the pipeline table on pages 1 and 123 of the Registration Statement in accordance with this comment.

3.

We note your disclosure here and throughout the filing that you are focused on advancing treatments for “clinically validated targets.” Please balance these statements throughout your registration statement with the disclosure on page 22 that no products that use novel genome-editing technologies have advanced into clinical trials or received marketing approval in the United States.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 8, 97, 120, and 127 of the Registration Statement. The Company respectfully acknowledges the Staff’s comment and advises the Staff that, in referencing clinically validated targets, the Company was referring to cellular targets (e.g., CD19, BCMA) against which autologous CAR-T therapeutics have demonstrated clinical proof of concept. Accordingly, the Company has revised the disclosure to make this clear.

4.

You note on page 2 and throughout your filing that the February 2021 collaboration with AbbVie is “is an external validation of our chRDNA genome-editing technology.” Please revise this statement and similar statements on pages 98 and 116 to remove the “external validation” language, as efficacy determinations are the exclusive purview of the FDA or other regulators.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 98, and 120 of the Registration Statement.

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5.

Please balance your disclosure on page 2 and throughout your filing that “CB-010 is currently being evaluated in a phase 1 clinical trial in patients with relapsed or refractory B cell non-Hodgkin lymphoma” with the fact that you have not yet enrolled patients in this trial. We note your disclosure to this effect on page 26.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 5, 20, 24, 26, 124 and 138 of the Registration Statement to reflect that the Company dosed the first patient in this phase 1 clinical trial.

Risk Factors

Our rights to develop and commercialize our product candidates are subject..., page 57

6.

Please provide additional risk factor disclosure about the dispute with Intellia Therapeutics. Specifically, disclose whether your inability to reach a “final resolution” with Intellia would hinder your ongoing Phase 1 trial of CB-010 and whether you would be able to continue clinical development of CB-010 if this dispute is not resolved.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 57 and 58 of the Registration Statement and created a separate risk factor regarding the dispute with Intellia Therapeutics, Inc.

Industry and Market Data, page 88

7.

We note your statements regarding market data used in the prospectus, including that the sources of the information do not guarantee the accuracy or completeness of the information and that investors are cautioned “not to give undue weight” to estimates. Please revise these statements to eliminate any implication that investors are not entitled to rely on the information included in your registration statement.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 88 of the Registration Statement to state that potential market opportunities include key assumptions the Company believes to be reasonable.

Results of Operations

Licensing and Collaboration Revenue, page 104

8.

Please describe and quantify for us revenue by license and collaboration agreement for each period presented that includes reference to related information in Note 4. In addition, clarify whether the “Private Company” is a related party, as referenced on page F-8, or an unaffiliated company, as referenced on page F-21. Revise your disclosure accordingly.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 104 and 106 of the Registration Statement. In addition, the Company has revised the disclosure on page F-21 of the Registration Statement to clarify that the Private Company is a related party. Page F-49 also reflects this clarification.

U.S. Securities and Exchange Commission June 11, 2021 Page 4

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Significant Judgments and Estimates

Stock-Based Compensation Expense, page 112

9.

Once you have an estimated offering price range, please explain to us the reasons for any differences between recent valuations of your common stock leading up to the planned offering and the midpoint of your estimated offering price range. This information will facilitate our review of your accounting for stock compensation. Please discuss with the Staff how to submit your response.

Response: The Company respectfully acknowledges the Staff’s comment and undertakes that, once an estimated offering price or range is available, it will provide the Staff with an analysis explaining the reasons for any differences between the Company’s recent fair value determinations and the estimated offering price, if any.

Business

Strategic Agreements, page 143

10.

Please revise the descriptions of your strategic agreements as appropriate to revise any references to “low-double-digit” and “mid-double-digit” royalties to a royalty range within ten percentage points (for example, between twenty and thirty percent) and to disclose the expected expiry of the last-to-expire patent licensed under the agreements.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 153 of the Registration Statement with respect to the “mid-double-digit” royalties under the UC/Vienna-Caribou License Agreement. The Company acknowledges the Staff’s comment regarding “low-double-digit” royalties, and respectfully submits that the public disclosure of a narrower range of royalties and sublicensing revenues relative to the Company’s current disclosure would provide the Company’s competitors with highly sensitive and confidential information and could adversely affect the Company’s ability to negotiate license and assignment agreements in the future. The Company also notes that other companies in the Company’s industry use the formulation of “low-double-digit” royalties and the Company believes that “low-double-digit” royalties adequately conveys the range of royalties involved.

11.

With respect to the Collaboration and License Agreement with AbbVie, please disclose the fee that AbbVie must pay to expand from two Program Slots and the maximum aggregate commercial milestones you may receive under the agreement.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 149 of the Registration Statement to include this information.

12.	With respect to your Exclusive License Agreement with MSKCC, please revise your disclosure to clarify whether the IPO would trigger a success payment.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 113, 150, and 151 of the Registration Statement to indicate that the IPO will not trigger a success payment.

13.	Please expand your discussion of the ProMab Agreement to disclose the upfront payment, royalty term, and termination provisions.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 151 of the Registration Statement to include this information.

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14.	With respect to the Pioneer Agreement, please disclose the “certain events” that permit either party to terminate the agreement.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 151 and F-20 of the Registration Statement to include this information. Page F-48 also reflects this revised disclosure.

Intellectual Property, page 147

15.

Please expand your intellectual property discussion to disclose the number and type of patents that cover each of your product candidates and programs, whether they are owned or licensed, the related jurisdiction, and the expiration year.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 153 of the Registration Statement to disclose additional information regarding the intellectual property related to its product candidates and the expiration dates of such intellectual property.

Legal Proceedings

Intellia Arbitration, page 167

16.

Please disclose, if known, a general timeframe for when you expect to negotiate economic terms based on the revised scope of the leaseback and whether you believe that agreeing to these terms will resolve the conflict underlying the Intellia Arbitration. If not, please expand your disclosure to discuss how the interim award determining that the two patent families are included in the Intellia License Agreement impacts any licenses or sublicenses that you have granted, if at all.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 58, 174 and F-28 of the Registration Statement. Pages F-55 and F-56 also reflect this revised disclosure. The Company advises the Staff that, at this time, it is currently in negotiations regarding the economic terms of the leaseback but does not know the timeframe for when it expects to complete such negotiations.

Licensing Agreement Transaction, page 193

17.

You disclose that you have a license agreement with a “private company” controlled by Anterra that provides for milestone payments and royalty payments for future sales of licensed products. Please disclose the material terms of the license agreement, including the milestone payments and the royalty range, and file the agreement as an exhibit or tell us why you believe such filing is not required. Refer to Item 601(b)(10) of Regulation SK.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 200 to further describe the potential milestone payments and royalty rate structure applicable under the Private Company license agreement.

The Company respectfully advises the Staff that the license agreement was entered into in the ordinary course of business and the Company’s business is not substantially dependent on this agreement. The Company has out-licensed certain of its genome-editing technologies to a significant number of third parties in fields outside of human therapeutics, which is the Company’s primary focus, including in the fields of research reagents, transgenic animals, internal research, agriculture, certain livestock targets, microbial applications, forestry, and the like. Similarly, in this case, the exclusive license that was granted

U.S. Securities and Exchange Commission June 11, 2021 Page 6

to the Private Company is for a non-human therapeutics field outside of the Company’s focus. Although the upfront payment for this license was not insignificant, the payment was made in the form of stock in the Private Company and not cash. Moreover, amounts payable to the Company under this license agreement will not be paid in the near term and are highly contingent upon the success of the Private Company in developing its products. In addition, the license agreement does not fall under Item 601(b)(10)(ii)(B) of Regulation S-K as in the case of any license or other agreement to use a patent, formula, trade secret, process, or trade name upon which the Company’s business depends to a material extent, as it is the Company, in this case, who is out-licensing the technology under the license agreement for use in a field that the Company is not focused on. Because the license agreement does not qualify under the definition of “material contract” provided under Item 601(b)(10) of Regulation S-K, the license agreement is not required to be filed as an exhibit to the Registration Statement.

Principal Stockholders, page 197

18.	Please identify in footnotes to the table all natural persons who have voting and/or investment power over the shares held by F-Prime Capital Partners.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 205 of the Registration Statement to identify such persons in the footnotes to the table.

Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenues, page F-9

19.

Please expand your disclosures to describe the nature of your performance obligation associated with maintenance fees and when you satisfy your performance obligation. In this regard, while you disclose herein that you recognize revenues associated with annual maintenance fees on a point in time basis on each anniversary date, you also disclose on page F-23 that your deferred revenue primarily results from customer payments received upfront for maintenance fees because these performance obligations are satisfied over time. Please address this apparent discrepancy. Refer to your disclosure on page 111 as well.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 115, F-9, F-10, and F-23 of the Registration Statement to clarify how the Company accounts for the upfront license fees and annual maintenance fees. There was no change in the accounting treatment. Page F-52 also reflects this clarification.

General

20.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: In response to the Staff’s comment, the Company is providing to the Staff, on a supplemental basis, copies of the written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), that have been used in meetings with potential investors in reliance on Section 5(d) of the Securities Act. These materials were only made available for viewing by potential investors during the Company’s presentations, and no copies were retained by any potential investor.

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Pursuant to Rule 418 under the Securities Act, the copies supplementally provided shall not be deemed to be filed with, or a part of, or included in, the Registration Statement. To the extent the Company conducts additional meetings, it expects to use the same or similar materials, and the Company undertakes to provide the Staff with copies of any additional written communications that are presented to potential investors in the future by it or anyone authorized to do so on its behalf in reliance on Section 5(d) of the Securities Act, whether or not such potential investors retain copies of such communications.

U.S. Securities and Exchange Commission June 11, 2021 Page 8

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (310) 734-5291 or by email to amukhey@reedsmith.com (or Wendy Grasso by telephone at (212) 549-0216 or by email to wgrasso@reedsmith.com) with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Ashok Mukhey

Ashok W. Mukhey
For Reed Smith LLP

AWM:cc

cc:	Rachel E. Haurwitz, Ph.D., Caribou Biosciences, Inc.

Barbara G. McClung, J.D., Caribou Biosciences, Inc.

Wendy A. Grasso, Reed Smith LLP

Ilir Mujalovic, Shearman & Sterling LLP